Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

November 1, 2010

By Edgar

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Re: Neonode Inc.
Preliminary Information Statement on Schedule 14C
Filed October 18, 2010
File No. 000-08419

Dear Mr. Spiegel:

Neonode Inc. (“Neonode”) acknowledges receipt of the letter dated October 28, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Preliminary Information Statement on Schedule 14C (the "Amended Information Statement") and have tracked all changes in the edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment, as well as the opportunity this process provides to improve the content of our Information Statement.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our response below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comment.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Neonode is responsible for the adequacy and accuracy of the disclosure in the Amended Information Statement and that the Staff comment or changes to disclosures in response to the Staff comment do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert the Staff comment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below is the Staff's comment contained in the Staff Letter (in bold face type) followed by our response.

Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

Purpose and Effect of Increase in Authorized Shares, page 9

1.
Please revise to provide more expansive disclosure regarding the possible consequences to your existing stockholders of the issuance of additional shares of common stock assuming full conversion of the outstanding convertible notes and the exercise of the outstanding warrants.  You should address more specifically the impact on stock price, the significant dilution of voting rights and earnings per share, and the anti-takeover effects.

Response:  We have revised the information statement to include more expansive disclosure regarding the possible consequences to our existing stockholders of the issuance of additional shares of common stock assuming full conversion of the outstanding convertible notes and the exercise of the outstanding warrants.  In particular, we have addressed more specifically our estimate of the impact on stock price, the significant dilution of voting rights and earnings per share, and the anti-takeover effects.  Please see the Amended Information Statement.

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We trust that the response provided above addresses the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact me at Tel: 925-768-0620.

Sincerely,

By:	/s/ David Brunton
David Brunton
Chief Financial Officer
Neonode Inc.